UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
TLC Vision Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
872549100

(CUSIP Number)
August 7, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872549100

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,870,590

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		566,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,870,590

WITH:	8	SHARED DISPOSITIVE POWER:

		566,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,437,490

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/IA
(1) Based on 49,747,129 shares of Issuer’s Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 9, 2007.

CUSIP No.	872549100

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,870,590

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		566,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,870,590

WITH:	8	SHARED DISPOSITIVE POWER:

		566,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,437,490

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO/HC
(1) Based on 49,747,129 shares of Issuer’s Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 9, 2007.

CUSIP No.	872549100

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		5,870,590

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		566,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,870,590

WITH:	8	SHARED DISPOSITIVE POWER:

		566,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,437,490

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN/HC
(1) Based on 49,747,129 shares of Issuer’s Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 9, 2007.

CUSIP No.	872549100

1	NAMES OF REPORTING PERSONS: Highland Distressed Opportunities Fund, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5423854

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		316,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		316,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	316,900 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.6% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 49,747,129 shares of Issuer’s Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 9, 2007.
(2) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Distressed Opportunities Fund, Inc.

CUSIP No.	872549100

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237152

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		250,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.5% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Based on 49,747,129 shares of Issuer’s Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 9, 2007.

CUSIP No.	872549100

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237085

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		250,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	250,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/HC
(1) Based on 49,747,129 shares of Issuer’s Common Stock outstanding, reported on the Form 10-Q filed with the SEC by the Issuer on August 9, 2007.

Item 1(a)	Name of Issuer:
TLC Vision Corporation

Item 1(b)	Address of Issuers Principal Executive Offices:
5280 Solar Drive, Suite 40, Mississauga, Ontario L4W 5M8, Canada

Item 2(a)	Name of Persons Filing:
                         This statement is filed by and on behalf of: (i) Highland Capital Management, L.P. (“Highland Capital”); (ii) Strand Advisors, Inc. (“Strand”); (iii) James D. Dondero; (iv) Highland Distressed Opportunities Fund, Inc. (“Distressed Opportunities”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C. (“Multi-Strategy SubFund”) and (vi) Highland Multi-Strategy Master Fund, L.P. (“Multi-Strategy Master Fund”).
                         Highland Capital serves as an investment adviser and/or manager to various persons, including Distressed Opportunities and Multi-Strategy SubFund; Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of various persons, including Distressed Opportunities and Multi-Strategy SubFund. Strand is the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Mr. Dondero is the President of Distressed Opportunities and the President and a director of Strand; Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand and Distressed Opportunities. Multi-Strategy Master Fund is the managing member of Multi-Strategy SubFund; Multi-Strategy Master Fund may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Multi-Strategy SubFund.
                         Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
                         Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 2(b)	Address of Principal Business Office or, if non Residence:
                         The address of the principal business office of each of the reporting persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.

Item 2(c)	Citizenship:
See Item 4 of each cover page for the respective reporting persons.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
872549100

Item 3	Status of Persons Filing.
Not applicable.

Item 4	Ownership.
(a)	Amount Beneficially Owned: See Item 9 of each cover page for the respective reporting persons.

(b)	Percent of Class: See Item 11 of each cover page for the respective reporting persons.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page for the respective reporting persons.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page for the respective reporting persons.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page for the respective reporting persons.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page for the respective reporting persons.

Item 5	Ownership of 5% or Less of a Class.
Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person.
                         Highland Capital serves as an investment adviser and/or manager to various persons, including Distressed Opportunities and Multi-Strategy SubFund; Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of various persons, including Distressed Opportunities and Multi-Strategy SubFund. Strand is the general partner of Highland Capital; Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Highland Capital. Mr. Dondero is the President of Distressed Opportunities and the President and a director of Strand; Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or benefit of Strand and Distressed Opportunities. Distressed Opportunities and Multi-Strategy SubFund may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by and/or for the account and/or benefit of such persons.

Item 7	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certifications.
                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By: By: By: By: By:	Highland Multi-Strategy Master Fund, L.P., its managing member
Highland Multi-Strategy Fund GP, L.P., its general partner
Highland Multi-Strategy Fund GP, L.L.C., its general partner
Highland Capital Management, L.P., its sole member
Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By: By: By: By:	Highland Multi-Strategy Fund GP, L.P., its general partner
Highland Multi-Strategy Fund GP, L.L.C., its general partner
Highland Capital Management, L.P., its sole member
Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Distressed Opportunities, Inc.

By:		/s/ James Dondero

Name: James Dondero
Title: President

Highland Capital Management, L.P.

By:		Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Strand Advisors, Inc.

By:		/s/ James Dondero

Name: James Dondero
Title: President

James Dondero

/s/ James Dondero